Exhibit 99.1

PRESS RELEASE	CONTACT:	Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774

EARNINGS CALL TIME CHANGE: Copa Holdings Announces Second Quarter 2023 Financial Results Release Schedule

PANAMA CITY, July 11, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events (please note the change in the earnings call time versus our previous press release):

Earnings Release – Second Quarter 2023
Date:	August 9, 2023
Time:	After US market close
This release will be available on our website:	https://copa.gcs-web.com/financial-information/quarterly-results
Earnings Conference Call and Webcast
Date:	August 10, 2023
Time:	10:00 AM US ET (9:00 AM Local Time)
Join by phone:	https://register.vevent.com/register/BI4c91a9ca6f634c05bd431cabc09bb55d
Webcast (listen-only):	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

We encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.

If you are unable to listen to or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G